827711

Fosters Brewing Group

Rule 3.19A.2

06012039

Appendix 3Y

Change of Director's Interest Notice

SUPPL

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

SEC MAIL PROCESSING SECTION RECEIVED MAR 27 2006 WASH. D.C. 152

Name of Director	David Alexander Crawford
Date of last notice	22 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevent interest.	David Alexander Crawford	Melpeat Pty Ltd
Date of change	10 March 2006	10 March 2006
No. of securities held prior to change	11,487	5,891
Class	Ordinary Shares	Ordinary Shares
Number acquired	Nil	14,572
Number disposed	11,487	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.31 per share	$5.31 per share
No. of securities held after change	Nil	20,463
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade	Off-market trade

PROCESSED
MAR 30 2006
THOMSON FINANCIAL

3/29

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 14 March 2006

+ See chapter 19 for defined terms.